M. ALI PANJWANI

Partner

Direct Tel: 212-326-0820

Fax: 212-326-0806

MPanjwani@pryorcashman.com

August 13, 2024

Via Edgar

Lulu Cheng

Eric Envall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sphere 3D Corp.

Amendment No. 2 to Registration Statement on Form S-3

Filed July 25, 2024

File No. 333-269663

Ladies and Gentlemen:

On behalf of our client, Sphere 3D Corp., a corporation organized under the laws of Ontario, Canada (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, we hereby submit in electronic form Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-3 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2024. Amendment No. 3 reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter dated August 5, 2024 (the “Comment Letter”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 2 to Form S-3

Risk Factors

Risks Related to Our Business

Our operating results have and will significantly fluctuate, page 12

Securities and Exchange Commission

August 13, 2024

1.	We note your response to prior comment 5 and re-issue in part. We note your disclosure here that you may choose to add other cryptocurrencies to your platform in the future. To the extent you may engage in mining of other cryptocurrencies other than Bitcoin in the future, please revise to:

●	Describe in detail your internal processes for how you will determine, as you expand your business, whether particular cryptocurrencies are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk-based assessments and are not a legal standard or binding on regulators; and

●	Include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a court or regulator disagreeing with your assessment.

Response: Upon receipt of the comment of the Staff, the Company’s management and certain members of the Company’s board of directors had discussions regarding the likelihood that the Company would add other cryptocurrencies to its platform in the future and determined that (i) there are no current plans to expand the business of the Company to include other cryptocurrencies and that (ii) the likelihood of the Company adding or substituting another cryptocurrency to its business is extremely remote. As a result, the Company removed from the risk factor on page 12 of Amendment No. 3 the disclosure regarding the possible addition of other cryptocurrencies to its platform as a factor that may cause its operating results to continue to fluctuate significantly. The Company respectfully believes, with the removal of the disclosure regarding the addition of other cryptocurrencies to its platform, no additional disclosure is required in response to this comment.

*     *     *

As it is the goal of the Company to have the Registration Statement declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 2 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Patricia Trompeter
Sphere 3D Corp.